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Exhibit 20.1

PacificNet Enters Into Agreement for $7.5 Million Private Placement

HONG KONG--(MARKET WIRE)--December 9, 2004 -- PacificNet Inc. (Nasdaq:PACT) today announced that it has entered into a definitive agreement with several institutional investors to complete, subject to standard closing conditions, a $7.5 million private placement of common stock and warrants. The financing will allow the Company to expand its telecom value-added services (VAS), business process outsourcing (VPO), call center/customer relationship management (CRM) operations, and other synergistic acquisitions in China.

The Company issued one million unregistered shares of its common stock at $7.50 per share, and warrants to purchase up to 350,000 shares at $12.21, which represents a premium of 125% to the price of the Company's common stock when the deal was entered into today. The Company has agreed to file a registration statement to register the common stock and shares underlying the warrants.

"We believe that this investment reflects the growing confidence of institutional investors in PacificNet, our management team, and the overall China business strategy," said Victor Tong, PacificNet's President. "We look forward to establishing a long-lasting synergistic relationship with our investors in the future. We are planning additional strategic acquisitions in China to increase our customer base, revenue, and profit, and to enhance our shareholder value." "As commerce in China has expanded rapidly, we believe there is a new service revolution emerging," said Tony Tong, Chairman and CEO of PacificNet. "Today, companies compete for market share based on service quality rather than simply price. To become a market leader in China, whether as a product or service provider, we believe you need to devote resources to CRM and customer service. With over 10 years experience in CRM and contact center management in Hong Kong and China, we believe PacificNet is well positioned to capture this rapidly growing demand."

The Private Placement shares were sold in the private placement pursuant to Regulation D under the Securities Act. Neither the underlying common stock nor the warrants have been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from those registration requirements. This press release does not and will not constitute an offer to sell or the solicitation of an offer to buy units, shares or warrants, and is being issued under Rule 135c under the Securities Act.


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About PacificNet

PacificNet Inc. (www.PacificNet.com), through its subsidiaries, invests in and operates companies that provide outsourcing and value-added services (VAS) and solutions in China, such as call centers, telemarketing, customer relationship management (CRM), business process outsourcing (BPO) and software development outsourcing, interactive voice response (IVR), mobile applications, and sales and distribution of telecom products and services. PacificNet's clients include the leading telecom operators, banks, insurance, travel, marketing, and service companies, as well as telecom consumers, in Greater China. Clients include China Telecom, China Netcom, China Mobile, China Unicom, PCCW, Hutchison Telecom, CSL, SmarTone, Sunday, Swire Travel, Coca-Cola, SONY, Samsung, TNT Express, Huawei, TCL, Dun & Bradstreet, American Express, Bank of China, DBS, Hong Kong Government, and Hongkong Post. PacificNet employs over 1000 staff in its various subsidiaries through China with offices in Hong Kong, Beijing, Shenzhen, Guangzhou, and Shandong.

PacificNet's operations include the following three groups:
(1) Outsourcing Services: including Business Process Outsourcing (BPO), call center, IT Outsourcing (ITO) and software development services.
(2) Value-Added Telecom Services (VAS): including Interactive Voice Response
(IVR), SMS and related VAS.
(3) Communication Products Distribution Services: including calling cards, GSM/ CDMA/ XiaoLingTong products, multimedia self-service Kiosks.


     Contacts:
     Jacob Lakhany
     Email:
     Tel: 605-229-6678

     Ed Lewis
     CEOcast, Inc. for PacificNet
     Tel: 212-732-4300